082-03470



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260



6th July, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Corporate Governance requirements under Clause 49 of the Listing Agreement – Quarterly Compliance Report

We enclose the Compliance Report in the prescribed format for the quarter ended 30th June, 2010, in respect of Corporate Governance requirements under Clause 49 of the Listing Agreement.

The above Report is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

Corporate Governance - for the Quarter ended 30th June, 2010

Particulars	Clause of Listing agreement	Compliance status (Yes/No/NA)	Remarks
I. Board of Directors	**49 (I)**	**Yes**	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	**49 (II)**	**Yes**	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II(D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	**49 (III)**	**NA**	The Company does not have any material non-listed Indian subsidiary.
IV. Disclosures	49 (IV)	**Yes**	
(A) Basis of related party transactions	49 (IV A)	Yes	
(B) Disclosure of Accounting Treatment	49 (IV B)	NA	Deviations, if any, alongwith reasons thereof will be reported in the Corporate Governance Report forming part of the Annual Report.
(C) Board Disclosures	49 (IV C)	Yes	


ITC Limited
37, J.L. Nehru Road, Kol-71
ITC Limited

ITC Limited

Corporate Governance - for the Quarter ended 30th June, 2010

Particulars	Clause of Listing agreement	Compliance status (Yes/No/NA)	Remarks
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	The Company has not made any public issue, rights issue, preferential issue in the recent past.
(E) Remuneration of Directors	49 (IV E)	Yes	Disclosures, as necessary, are being made in the Corporate Governance Report forming part of the Annual Report.
(F) Management	49 (IV F)	Yes	49 (IV F)(i) : Management Discussion & Analysis forms part of the respective years' Directors' Report. 49 (IV F)(ii) : Material financial and commercial transactions as covered under this sub-clause, if any, will be disclosed to the Board. Senior management also provides a nil disclosure to the Board, annually, even if there are no such transactions.
(G) Shareholders	49 (IV G)	Yes	
V. CEO/CFO Certification	49 (V)	Yes	
VI. Report on Corporate Governance	49 (VI)	Yes	
VII. Compliance	49 (VII)	Yes	


ITC Limited
37, J.L. Nehru Road, Kol-71
ITC Limited

ITC Limited



(R. K. Singhi)
Senior Deputy Secretary

RECEIVED
2010 JUL 14 A 9:38



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

9th July, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 9th July, 2010 has issued and allotted 33,98,920 Ordinary Shares of Re.1/- each, upon exercise of 3,39,892 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 9th July, 2010, the Issued and Subscribed Share Capital of the Company stands increased to Rs.382,32,28,190/- divided into 382,32,28,190 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

9th July, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened on Thursday, the 22nd July, 2010, *inter alia,* to consider and approve the Unaudited Financial Results of the Company for the Quarter ended 30th June, 2010.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.